UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of July 2002

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CRGH

Ad hoc notification from Deutsche Telekom in accordance with § 15 of the Security Trading Act (WpHG)

Bonn, July 11, 2002

Deutsche Telekom increases EBITDA in the first half of 2002

T-Mobile has its best quarter ever with EBITDA more than EUR 1 billion higher than in the first half of 2001

VoiceStream increases number of customers to over 8 million at June 30, 2002

T-Com's EBITDA stabilized compared with previous year

Deutsche Telekom expects a further increase in EBITDA for the first six months of the 2002 financial year compared with the same period last year.

According to information available so far, T-Mobile increased its EBITDA in the second quarter once more compared with the first quarter and thus recorded the best half-year in terms of EBITDA in the history of the company. In comparison with the EBITDA of the first half year 2001 of approximately EUR 1.4 billion, the EBITDA in the first six months of 2002 improved by well over EUR 1 billion. T-Mobile's US operations made a particular contribution to this development, improving its EBITDA by well over 50 percent in the second quarter of 2002 compared with the figure of EUR 106 million in the first quarter.

VoiceStream recorded a net increase of more than 525,000 customers in the USA in the second quarter of 2002 to more than 8 million at June 30, 2002. According to current expectations for the U.S. mobile communications market, this growth in the absolute number of customers puts VoiceStream among the top 3 mobile communications providers in the USA in terms net additions in the quarter. VoiceStream's net contract additions of 700,000 was offset by a corresponding reduction in the number of pre-pay customers.
In the same period, T-Mobile Germany further extended its market leadership with a net growth of 200,000 customers in the second quarter of the year.

T-Com stabilized its EBITDA relative to the first half of 2001 (EUR 5 billion). T-Com recorded an increase of almost 2 percent in its revenues over the first six months of 2001 of EUR 14.7 billion. The price adjustments implemented on May 1, 2002 will have a positive impact on the results in the second half of the year. The considerable reduction in capital expenditure in the fully built-out fixed network will lead to a major increase in T-Com's free cash flow in the course of this year, thus increasing the financial means available to reduce the Group's debts.

With the exception of historical information, the matters discussed in this release are forward-looking statements that involve risks identified in Deutsche Telekom's filings with the U.S. Securities and Exchange Commission, particularly in its most recent Annual on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: July 12, 2002

By: ______________________
Name: Rolf Ewenz-Sandten
Title: Vice President